Exhibit 18

March 18, 2013

On Assignment, Inc.
26745 Malibu Hills Road
Calabasas, CA 91301

Dear Sirs/Madams:

We have audited the financial statements of On Assignment, Inc. as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 18, 2013, which expresses an unqualified opinion and includes an explanatory paragraph concerning the acquisition of Apex Systems, Inc. Note 1 to such financial statements contains a description of your adoption during the year ended December 31, 2012 of the change in the date for the annual goodwill impairment test from December 31 to October 31. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ Deloitte & Touche LLP

Los Angeles, California